Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbols: PGF-TSX
PGH-NYSE

PENGROWTH REPORTS THIRD QUARTER RESULTS, STRONG PRODUCTION AND
CONTINUED PROGRESS ON THERMAL STRATEGY

(Calgary, November 7, 2013) - Pengrowth Energy Corporation today announced its financial and operating results for the third quarter and first nine months of 2013.

During the quarter, Pengrowth delivered on its stated objectives of fully funding the first commercial phase of its Lindbergh thermal bitumen project by divesting over $700 million of non-core assets and achieving solid operational results.

Pengrowth’s non-core asset disposition program has generated total proceeds of over $1.0 billion so far this year and is now essentially complete. In total, Pengrowth sold approximately 14,500 barrels of oil equivalent per day (boe/d) of production at an average price of approximately $70,000 per flowing barrel. As at September 30, 2013, Pengrowth had approximately $580 million of cash on hand and expects to use these proceeds to balance cash inflows and outflows through the course of 2013 and 2014, while investing to bring the first 12,500 barrel per day (bbl/d) commercial phase of Lindbergh on stream.

Production from the conventional program continued to be robust during the quarter, even after taking into account the impact of asset dispositions. The Lindbergh pilot is delivering strong results, with the two well pairs producing a combined average of 2,000 bbl/d during the quarter at an average quarterly Instantaneous Steam Oil Ratio (ISOR) of 1.8x.

“The asset dispositions completed during the first nine months of the year provide us with the funds to build the first phase of Lindbergh, which supports Pengrowth’s transition to an oilier, lower decline production mix, bolstered by thermal bitumen production,” said Derek Evans, Pengrowth’s President and CEO. “Lower decline production results in lower sustaining capital expenditure and greater free cash flow, supporting future dividends and profitable growth opportunities.”

Third Quarter 2013 Highlights:

•	Completed approximately $700 million of non-core asset dispositions in the quarter.

•	Production of 83,275 boe/d for the third quarter.

•	Funds Flow from Operations for the quarter was $162 million ($0.31 per share).

•
Pengrowth had approximately $580 million of cash on hand as at September 30, 2013. This cash is expected to be used to fund capital expenditures in 2014, including the full funding of the first 12,500 bbl/d commercial phase of Lindbergh.

•
Commenced civil and mechanical construction as well as drilling of the commercial well pairs for the first 12,500 bbl/d commercial phase at Lindbergh. The project remains on track and on budget to achieve first steam by the fourth quarter of 2014.

•
The performance of the Lindbergh pilot continues to exceed expectations, with volumes from the two well pairs stabilizing at approximately 2,000 bbl/d during the quarter at an ISOR of 1.8x. Cumulative production from the two well pairs was in excess of 840,000 barrels of bitumen, as of the end of the third quarter.

•	Absent the $115 million after tax loss relating to asset dispositions, third quarter Adjusted Net Income would have been $7 million.

Summary of Financial & Operating Results

	Three months ended			Nine months ended
(monetary amounts in millions)	Sept. 30, 2013	Sept. 30, 2012	% Change	Sept. 30, 2013	Sept. 30, 2012	% Change
PRODUCTION
Average daily production (boe/d)	83,275	94,284	(12)	86,938	82,965	5
FINANCIAL
Funds flow from operations	$161.5	$141.1	14	$455.0	$349.1	30
Funds flow from operations per share	$0.31	$0.28	11	$0.88	$0.82	7
Oil and gas sales (1)	$414.2	$391.9	6	$1,210.4	$1,048.7	15
Oil and gas sales per boe	$54.06	$45.18	20	$51.00	$46.13	11
Operating expense (2)	$125.6	$125.7	—	$373.3	$320.6	16
Operating expense per boe	$16.39	$14.49	13	$15.73	$14.10	12
Royalty expense	$72.6	$67.5	8	$212.3	$208.0	2
Royalty expense per boe	$9.47	$7.78	22	$8.95	$9.15	(2)
Royalty expense as a percent of sales	17.5%	17.2%		17.5%	19.8%
Operating netback per boe (2)	$27.10	$22.25	22	$25.41	$22.07	15
Cash G&A expense (2)	$20.0	$21.9	(9)	$66.1	$65.0	2
Cash G&A expense per boe	$2.61	$2.52	4	$2.79	$2.86	(2)
Capital expenditures	$176.2	$110.6	59	$456.1	$373.5	22
Capital expenditures per share	$0.34	$0.22	55	$0.88	$0.88	—
Net cash (acquisitions) dispositions (3)	$623.4	$9.7		$948.5	$(30.4)
Net cash (acquisitions) dispositions per share (3)	$1.20	$0.02		$1.84	$(0.07)
Dividends paid	$62.2	$75.4	(18)	$185.7	$228.1	(19)
Dividends paid per share	$0.12	$0.15	(20)	$0.36	$0.57	(37)
Number of shares outstanding at period end (000's)	519,803	507,144	2	519,803	507,144	2
Weighted average number of shares outstanding (000's)	518,802	504,277	3	516,170	426,170	21
STATEMENT OF INCOME (LOSS) (3)
Adjusted net Income (loss) (4)	$(108.2)	$(18.8)		$(146.5)	$(113.8)	29
Net income (loss)	$(107.3)	$(23.8)		$(225.8)	$13.7
Net income (loss) per share	$(0.21)	$(0.05)		$(0.44)	$0.03
DEBT (5)
Long term debt	$1,366.8	$1,474.1	(7)	$1,366.8	$1,474.1	(7)
Convertible debentures	$236.3	$237.3	—	$236.3	$237.3	—
Total debt excluding working capital	$1,603.1	$1,711.4	(6)	$1,603.1	$1,711.4	(6)
Total debt including working capital	$1,235.7	$1,878.8	(34)	$1,235.7	$1,878.8	(34)
CONTRIBUTION BASED ON OPERATING NETBACKS (2)
Light oil	59%	73%		64%	69%
Heavy oil	21%	10%		15%	13%
Natural gas liquids	11%	13%		10%	16%
Natural gas	9%	4%		11%	2%

(1)	Includes the impact of realized commodity risk management contracts.
(2)	Prior periods restated to conform to presentation in the current period.
(3)	Percentages in excess of 100 have been omitted.
(4)	See Management’s Discussion and Analysis for explanation of Adjusted Net Income (Loss).
(5)	Debt includes the current and long term portions.

Production

Third quarter 2013 average daily production was 83,275 boe/d, a decrease of five percent compared to second quarter 2013 production of 87,909 boe/d. The decline in production was due to the absence of production volumes associated with the completed dispositions, partly offset by production additions from Cardium development.

Average daily production for the third quarter of 2013 decreased 12 percent compared to the third quarter of 2012 average production of 94,284 boe/d. The decline was primarily due to the loss of production volumes associated with dispositions and natural gas production declines, partly offset by production additions from Cardium development and the inclusion of the Lindbergh thermal pilot production in 2013 operating results.

Funds Flow from Operations

Third quarter 2013 Funds Flow from Operations was $162 million ($0.31 per share), an 11 percent increase from the second quarter 2013 funds flow of $146 million ($0.28 per share). The increase in funds flow resulted primarily from higher realized light and heavy oil prices, offset by lower production volumes due to dispositions and increased realized losses on commodity risk management activities.

Funds Flow from Operations for the third quarter of 2013 increased 14 percent compared to $141 million ($0.28 per share) in the third quarter of 2012. The increase in funds flow year over year was primarily a result of higher realized prices and lower differentials, offset by realized losses on commodity risk management activities and decreased volumes due to dispositions.

Adjusted Net Income (Loss)

Pengrowth recorded an Adjusted Net Loss of $108 million in the third quarter of 2013, compared to Adjusted Net Losses of $37 million during the second quarter of 2013 and $19 million during the third quarter of 2012. The increase in the Adjusted Net Loss during the quarter is mainly due to losses associated with the disposition of properties, partly offset by an increase in Funds Flow from Operations and lower Depletion, Depreciation and Amortization expense. These are non-cash charges and do not affect Pengrowth’s ability to fund operations and or pay dividends.

Operating Expenses

Third quarter operating expense of $126 million ($16.39/boe) was higher than anticipated, largely as a result of significantly higher than budgeted power prices, higher non-operated partner expenses, taxes and fees and increased fluid trucking costs. As many of these items are expected to continue to affect operating costs in the fourth quarter, Pengrowth has revised its 2013 full year operating expense guidance from $14.75/boe to $15.70/boe.

The primary driver for the increasing operating costs is power. Since 2010, Pengrowth’s power costs have increased by approximately $2.00/boe, as realized generating and transmission costs in Alberta have almost doubled in price.

Power is a large component (approximately 22 percent) of Pengrowth’s overall operating cost structure, but when broken out on a commodity basis, represents approximately 40 percent of  oil operating expenses. Pengrowth’s low decline, high netback ($35.00/boe), mature waterflood cash flow engines have high operating costs ($20.00/boe) due to the large water volumes that are produced and re-injected daily. As a result, Pengrowth’s operating cost structure is very sensitive to power prices.

To mitigate some of this power price volatility from the operating cost structure, we continue to hedge power in 2014. Pengrowth has 65 percent of expected 2014 power consumption hedged at $56.30/MWh as compared to year-to-date average Alberta power pool price of $88.15/MWh. In addition, Pengrowth is currently working with a third party provider on the installation of 26 MW (68 percent of load at Swan Hills), of internal power generation projects in the Swan Hills area, as well as advancing a similar project at the Olds facility. The Lindbergh processing facility will also have its own co-generation plant, which will reduce Pengrowth’s exposure to the volatile power prices and reliability challenges of the power transmission grid.

Development Capital

Capital investments in the third quarter of 2013 were $176 million, with $63 million spent on conventional development activities and $94 million directed to development activities at Lindbergh. Capital investments in the quarter followed Pengrowth’s strategy of selecting and executing on projects that maximize cash flow and provide the highest rates of return in its conventional oil and gas business, while continuing to invest in the first commercial phase of the Lindbergh thermal project. Approximately 89 percent of the capital expenditures in the quarter were invested in drilling, completions and facilities, with Pengrowth participating in the drilling of 31 (18.9 net) wells.

Operations

Conventional

Pengrowth’s substantial conventional oil and gas portfolio includes a large contiguous land base in the Greater Olds/Garrington area, comprising over 500 gross sections of land with stacked opportunities in the Cardium, Viking and Mannville sands, as well as in the Mississippian carbonates. An extensive gathering and processing infrastructure provides an efficient platform for continued development in this area. Pengrowth also controls large conventional oil and gas accumulations in the Swan Hills area, providing ongoing development projects with low decline production and strong cash flow.

In the third quarter, Pengrowth continued to achieve strong drilling and completion results, including 23 (14.2 net) wells being drilled in the Cardium formation, with 100 percent success. Based on initial test data and early production results, the Cardium wells appear to be meeting or exceeding type curve expectations.

The remainder of the third quarter operated and non-operated oil development program was executed in the Caroline, Garrington (Elkton) and Jenner areas with 8 (4.7 net) wells being drilled.

Lindbergh

Pengrowth’s 100 percent owned and operated Lindbergh thermal project is located in the Cold Lake area of Alberta and comprises 43 sections of land. Cost advantages of the Lindbergh resource include superior bitumen quality and flow characteristics, which should result in higher netbacks compared to other thermal projects.  Based on the positive pilot results during 2012, the 12,500 bbl/d first commercial phase of Lindbergh was sanctioned by Pengrowth’s Board of Directors in January 2013 and final regulatory approval was received in July 2013. With the recently announced asset dispositions, the first commercial phase of Lindbergh is fully funded.

Civil construction commenced in August with $170 million of the total project capital being spent by the end of the third quarter. Engineering is 90 percent complete, all major equipment has been ordered and skid fabrication is underway. Mechanical construction of the central processing facility and drilling of 23 additional well pairs to supplement the two well pairs currently producing at the Lindbergh pilot commenced on schedule in September.

Pengrowth has also been investing in multiple transportation options at Lindbergh to ensure market access and best price. This includes negotiating access to neighboring pipeline infrastructure, building a truck terminal with excess capacity and taking advantage of rail. Approximately half of the first phase investment has been committed and the project remains on budget and on schedule. Pengrowth expects first steam in the fourth quarter of 2014 and first oil in early 2015.

Operations at the pilot project continued to show strong results during the quarter, with combined field production from the two well pairs averaging approximately 2,000 bbl/d of bitumen with an average ISOR for the quarter of 1.8x. Since steaming commenced in February of 2012, cumulative production from the two well pairs has been in excess of 840,000 bbls of bitumen to September 30, 2013 or 35 percent of the estimated ultimate recovery of reserves for the pilot, at a Cumulative Steam Oil Ratio (CSOR) of 2.0x.

Pengrowth expects the two Lindbergh pilot well pairs to achieve cumulative production of 1.2 million barrels per well pair and achieve a recovery factor in excess of previous expectations prior to pilot results. With significantly higher than expected production rates and the greater volume of reserves recovered to date, engineering analysis and type curve forecasts suggest that the production rates from the pilot well pairs will soon commence their natural decline and as expected, the ISOR will start to increase. Recovering Lindbergh reserves sooner than originally forecast enhances the net present value of the project. Total Lindbergh project decline rates are expected to remain in the range of 10 percent annually, as previously disclosed, due to the commercial project’s production being spread over many wells of various ages.

Lindbergh offers Pengrowth the potential to develop up to 50,000 bbl/d of bitumen over three phases. This is expected to be strong netback production with low decline rates and long reserve life with low sustaining capital requirements, resulting in a sustainable financial model that supports growth in cash flow per share and the ability to fund an attractive dividend.

Financial Flexibility

Pengrowth remains committed to ensuring its financial health and flexibility during the transition to becoming a sustainable, dividend paying energy producer. The company has taken several measures intended to safeguard its dividend, maintain its financial and balance sheet strength and provide additional flexibility to ensure that it has the financial means and discipline to develop the Lindbergh thermal project. These measures include:

•	Selling over $1 billion of non-core properties in 2013
•	Reducing indebtedness
•	Expanding commodity hedging
•	Managing interest costs through terming out of debt at fixed rates

Following the closing of the non-core dispositions, Pengrowth had approximately $580 million of cash on hand as at September 30, 2013. These proceeds will be used to provide the capital for the development of the first 12,500 bbl/d commercial phase of Lindbergh, as well as provide Pengrowth with a balanced cash flow profile through 2014, whereby cash outflows are equal to cash inflows and cash on hand. As a  result, Pengrowth expects that  no additional debt will be required through 2014, prior to anticipated funding requirements for future phases of Lindbergh.

Pengrowth continues to mitigate commodity price risk and provide a measure of stability and predictability to cash flows through the utilization of hedging. Pengrowth has 65 percent of its expected 2013 oil production hedged at Cdn$93.87 per barrel and 65 percent of 2014 expected production hedged at Cdn$94.51 per barrel. Natural gas hedges account for 63 percent of expected 2013 gas production at Cdn$3.34 per Mcf and 46 percent of 2014 expected production hedged at Cdn$3.83 per Mcf. Pengrowth also hedges portions of its power consumption in order to mitigate volatility in operating expenses. Pengrowth has hedged 22 percent of expected 2013 power consumption at $61.40/MWh and 65 percent of expected 2014 power consumption at $56.30/MWh.

Additional details of Pengrowth’s risk management contracts in place for 2013, 2014 and 2015 are outlined in the Management’s Discussion and Analysis and accompanying Notes to the September 30, 2013 unaudited Financial Statements.

Pengrowth’s total long-term debt was approximately $1.6 billion as at September 30, 2013, comprising $1.4 billion of fixed rate term notes and $0.2 billion of convertible debentures. At September 30, 2013, Pengrowth’s $1.0 billion bank facility continued to be undrawn and the company had $580 million of cash on hand.

Outlook

Pengrowth remains on track to achieve its estimated full year 2013 average production target of approximately 82,000 to 84,000 boe/d. This target range incorporates the impact of the non-core asset dispositions carried out in 2013.

Operating expenses continued to be a challenge during the quarter and the first nine months of 2013, primarily as a result of higher than anticipated power costs related to mature oil properties. Pengrowth now expects 2013 average operating costs per boe to be $15.70/boe, up from prior guidance of $14.75/boe.

Pengrowth looks forward to updating shareholders on the progress of the Lindbergh project. Pengrowth plans to update shareholders on operating milestones and 2014 guidance at an investor day presentation on January 16, 2014.

Pengrowth’s unaudited Financial Statements for the three and nine months ended September 30, 2013 and related Management’s Discussion and Analysis can be viewed on Pengrowth’s website at www.pengrowth.com. They have been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Conference call:

Pengrowth will host a conference call for investors at 3:30 p.m. Mountain Time on Thursday, November 7, 2013. To participate, callers may dial in via telephone or participate online in listen only mode via the audio webcast. To ensure timely participation in the teleconference, callers are encouraged to dial in 10 minutes prior to commencement of the call to register.

Dial-in numbers: (866) 225-0198 or Toronto local (416) 340-8061

Live listen only audio webcast: http://www.gowebcasting.com/4961

About Pengrowth:

Pengrowth Energy Corporation is a dividend-paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s assets include the Swan Hills light oil, Cardium light oil and Lindbergh thermal bitumen projects. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

Pengrowth Energy Corporation

Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit www.pengrowth.com or contact: Investor Relations, E-mail: investorrelations@pengrowth.com

Telephone: (403) 233-0224 Toll Free: 855-336-8814

Advisory:

All amounts are stated in Canadian dollars unless otherwise specified.

Advisory Regarding Production Information

All amounts are stated in Canadian dollars unless otherwise specified. All production information herein is based upon Pengrowth’s company interest working interest share of production plus Pengrowth’s royalty interest, being Pengrowth’s interest in production and payment that is based on the gross production at the wellhead, before royalties.

Caution Regarding Engineering Terms:

When used herein, the term "boe" means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 Mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six Mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All production figures stated are based on company interest before the deduction of royalties.

Pilot production results and steam oil ratio

This press release references pilot production results and steam oil ratios for the Lindbergh pilot project. These results are not necessarily reflective of long term production results, production profiles, steam oil ratios or ultimate performance of these wells or the Lindbergh project.

Caution Regarding Forward Looking Information:

This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, statements with respect to Pengrowth's strategy, plans and objectives; balancing cash inflows and outflows in 2013 and 2014; funding of the first commercial phase of the Lindbergh project; future production mix and decline rates; future sustaining capital requirements; free cash flow and ability to pay dividends; the use of cash on hand; the timing of first steam at the first commercial phase of the Lindbergh project; Lindbergh operating costs; expected operating costs; the installation of power generation at Swan Hills; the installation of cogeneration facilities at Olds and Lindbergh; future reductions in operating costs; anticipated ultimate production from the Lindbergh pilot and commercial projects and anticipated recovery factors and ultimate production; cost advantages at Lindbergh; anticipated decline rates at Lindbergh;  Lindbergh project status, timing and budget; transportation options and pricing for Lindbergh production; maintaining dividend levels; future dividends; the sources of funding for additional future commercial phases of the Lindbergh project and the timing associated therewith; the use of proceeds from asset sales; anticipated use of cash on hand at September 30, 2013; financing plans; future production, debt levels and operating expenses; financing arrangements for future development of Lindbergh infrastructure; and the anticipated Investor Day on January 16, 2014. Statements relating to “reserves” and “resources” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can profitably be produced in the future.

Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; compliance with environmental laws and regulations; inability to receive regulatory and other third party approvals; actions by governmental or regulatory agencies, including changes in tax laws; Pengrowth's ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Although the Corporation currently intends to maintain its monthly dividend, dividends can and may fluctuate in the future. Actual future cash dividends, if any, will be subject to the discretion of our Board of Directors and may vary depending on a variety of factors and conditions existing from time to time, including fluctuations in commodity prices, production levels, capital expenditure requirements, debt service requirements, operating costs, royalty burdens, foreign exchange rates and the satisfaction of the liquidity and solvency tests imposed by the ABCA for the declaration and payment of dividends.

Further information regarding these factors may be found under the heading "Business Risks" in our most recent management's discussion and analysis and under "Risk Factors" in our Annual Information Form dated February 28, 2013.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws.

The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional Information – Supplemental and Additional Non-IFRS Measures

In addition to providing measures prepared in accordance with International Financial Reporting Standards (IFRS), Pengrowth presents supplemental and additional non-IFRS measures, Adjusted Net Income (Loss), operating netbacks and Funds Flow from Operations. These measures do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-IFRS measures are provided to assist readers in determining Pengrowth’s ability to generate cash from operations. Pengrowth believes these measures are useful in assessing operating performance and liquidity of Pengrowth’s ongoing business on an overall basis.

These measures should be considered in addition to, and not as a substitute for, net income (loss), cash provided by operations and other measures of financial performance and liquidity reported in accordance with IFRS. Further information with respect to these additional and non-IFRS measures can be found in Pengrowth’s most recent management’s discussion and analysis.

Note to US Readers

Current SEC reporting requirements permit oil and gas companies, in their filings with the SEC, to disclose probable and possible reserves, in addition to the required disclosure of proved reserves. Under current SEC requirements, net quantities of reserves are required to be disclosed, which requires disclosure on an after royalties basis and does not include reserves relating to the interests of others. Because we are permitted to prepare our reserves information in accordance with Canadian disclosure requirements, we have included contingent resources, disclosed reserves before the deduction of royalties and interests of others and determined and disclosed our reserves and the estimated future net cash therefrom using forecast prices and costs.  See "Presentation of our Reserve Information" in our most recent Annual Information Form or Form 40-F for more information.

We report our production and reserve quantities in accordance with Canadian practices and specifically in accordance with NI 51-101.  These practices are different from the practices used to report production and to estimate reserves in reports and other materials filed with the SEC by companies in the United States.

We incorporate additional information with respect to production and reserves which is either not generally included or prohibited under rules of the SEC and practices in the United States.  We follow the Canadian practice of reporting gross production and reserve volumes; however, we also follow the United States practice of separately reporting these volumes on a net basis (after the deduction of royalties and similar payments).  We also follow the Canadian practice of using forecast prices and costs when we estimate our reserves.  The SEC permits, but does not require, the disclosure of reserves based on forecast prices and costs.